                                                                      EXHIBIT 27

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                     INTEROIL COMMENCES DRILLING OF MOOSE #2
                EXPLORATION & APPRAISAL WELL IN PAPUA NEW GUINEA

         DECEMBER 9, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today that its Moose #2 exploration and appraisal well commenced drilling on 9 December 2003, at approximately 14:00hrs - PNG time. The Moose #2 is the second well to be drilled on the Moose structure, located on Petroleum Prospect Licence 238.

         The Moose structure is the first structure to be drilled of InterOil's previously announced multi-well exploration program on 16 independent structures in the Eastern Papuan Basin. The Moose #2 well targets the Late Cretaceous Pale sandstone, located below 1,100 meters (3,609 ft), with a secondary appraisal target of Eocene limestone, previously identified in the Moose ST-1, between approximately 600 and 800 meters (1,968 and 2,625 ft).

         The Moose #2 well will be used to appraise the previously identified limestone target where multiple oil shows were encountered in the Moose ST-1 in July, 2003, approximately 4.5 km (3 miles) away. InterOil will use air and foam to drill through the limestone target zone. The casing design of the Moose #2 benefits from the knowledge gained from drilling the Moose ST-1.

         Details of the well are as follows:

         Type:             Exploration / Appraisal

         Location:         Eastern Papuan Basin, approximately 4.5 km SE from
                           Moose ST-1 well

         Latitude:         6(degree)59.59' S

         Longitude:        145(degree)12.30' E

         Operator:         InterOil subsidiary SPI (208) Limited

         Drilling updates will be released to the ASX, TSX, and POMSoX and posted on our web site at www.interoil.com.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

                                                         INTEROIL SPUDS MOOSE #2
                                                             IN PAPUA NEW GUINEA

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.